Exhibit 99.1

Sunlands Technology Group Announces Unaudited Third Quarter 2019

Financial Results

Net revenues increased by 2.0% year-over-year

Gross billings (non-GAAP) decreased by 18.8% year-over-year

New student enrollments1 decreased by 20.8% year-over-year

BEIJING, November 22, 2019 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Financial and Operational Highlights

•	Net revenues were RMB527.3 million (US$73.8 million), representing a 2.0% increase year-over-year.

•	Gross billings (non-GAAP) were RMB613.6 million (US$85.8 million), representing a 18.8% decrease year-over-year.

•	Gross profit was RMB413.6 million (US$57.9 million), representing a 2.5% decrease year-over-year.

•	Net loss was RMB129.8 million (US$18.2 million), representing a 42.6% decrease year-over-year. Net loss margin, defined as net loss as a percentage of net revenues, decreased to 24.6% from 43.8% in the third quarter of 2018.

•	New student enrollments were 95,286, representing a 20.8% decrease year-over-year.

•	As of September 30, 2019, the Company’s deferred revenue balance was RMB3,214.6 million (US$ 449.7 million).

“In the third quarter, we continued our focus on deploying a diversified set of methods towards

1 New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period (including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses). In June 2019, we introduced low-price courses, including “mini courses” and “RMB1 courses,” to strengthen our competitiveness and improve customer experience. We offer such low-price courses mainly in the formats of recorded videos or short live streaming.

student acquisition in an effort to both grow the total number of students utilizing our online platform and increase user stickiness,” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands. “Our efforts to further differentiate our offerings include providing a broader range of courses with more master’s-oriented and professional certificate programs. Our unique and growing learning community adds a social and entertaining aspect to learning, in addition to our relentless pursuit of cutting-edge technologies, particularly with an emphasis on our strategy to apply AI to education. With these initiatives, as well as our significantly lower price points compared to traditional offline offerings, and our solid track record of pass rates, we expect to see positive results in gross billings and new student enrollments in the long run.

“In addition to our strategic focus on expansion, we also continued to execute on our balanced approach to improve profitability in the third quarter by prudently managing our expenses. As a result, our net loss narrowed by 42.6% year-over-year during the quarter, to RMB129.8 million.”

Mr. Steven Yipeng Li, Chief Financial Officer of Sunlands, said, “For the third quarter, our net revenues were RMB527.3 million (US$73.8 million), in line with our guidance. Our gross billings and new student enrollments declined 18.8% and 20.8%, respectively, year-over-year, as we continued to adjust our marketing strategies in view of uncertainties in student acquisition cost and macroeconomic trends. However, the rate of decrease for gross billings and new student enrollments moderated from the second quarter, showing traction of our student acquisition efforts. In addition, following a reduction in net loss in the second quarter, third quarter net loss also narrowed year-over-year to RMB129.8 million, compared with a loss of RMB226.3 million in third quarter of 2018. This was primarily driven by the decrease in administrative expenses as well as sales and marketing expenses by 30.4% and 20.8%, respectively, compared with the same quarter last year. Going forward, we will continue with steady execution of our five-pronged expansion and retention strategies, to bring long-term returns for both our customers and shareholders. ”

Financial Results for the Third Quarter of 2019

Net Revenues

In the third quarter of 2019, net revenues increased by 2.0% to RMB527.3 million (US$73.8 million) from RMB517.0 million in the third quarter of 2018. The increase was mainly driven by the growth in the number of students2 in the third quarter of 2019 compared with the third quarter of 2018, mainly driven by new student enrollments increase over the past years.

Cost of Revenues

Cost of revenues increased by 22.7% to RMB113.7 million (US$15.9 million) in the third quarter of 2019 from RMB92.7 million in the third quarter of 2018, which was primarily due to the insurance premiums related to online education services with insurance coverage since late 2018.

Gross Profit

Gross profit decreased by 2.5% to RMB413.6 million (US$57.9 million) from RMB424.4 million in the third quarter of 2018.

Operating Expenses

In the third quarter of 2019, operating expenses were RMB546.9 million (US$76.5 million), representing a 21.5% decrease from RMB696.3 million in the third quarter of 2018.

Sales and marketing expenses decreased by 20.8% to RMB429.2 million (US$60.0 million) in the third quarter of 2019 from RMB542.0 million in the third quarter of 2018. The decrease was mainly due to reduced marketing spending, reflective of disciplined, prudent cost management, and the decrease in the expenses of sales and marketing personnel.

General and administrative expenses decreased by 30.4% to RMB91.3 million (US$12.8 million) in the third quarter of 2019 from RMB131.1 million in the third quarter of 2018. The decrease was mainly due to the decrease in office expenses and compensation expenses.

Product development expenses increased by 14.0% to RMB26.4 million (US$3.7 million) in the third quarter of 2019 from RMB23.2 million in the third quarter of 2018. The increase was primarily due to an increase in the number of employees and compensation incurred related to our product and technology development personnel during the quarter.

Net Loss

2 Number of students for a given period refers to the total number of orders placed by students which remain in their respective service periods.

Net loss for the third quarter of 2019 was RMB129.8 million (US$18.2 million), compared with RMB226.3 million in the third quarter of 2018.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB19.00 (US$2.66) in the third quarter of 2019.

Cash and Cash Equivalents and Short-term Investments

As of September 30, 2019, the Company had RMB1,569.4 million (US$219.6 million) of cash and cash equivalents and RMB208.8 million (US$29.2 million) of short-term investments, compared with RMB1,248.8 million of cash and cash equivalents and RMB1,028.6 million of short-term investments as of December 31, 2018.

Deferred Revenue

As of September 30, 2019, the Company had a deferred revenue balance of RMB3,214.6 million (US$449.7 million), compared with RMB3,286.0 million as of December 31, 2018.

Capital Expenditures

Capital expenditures were incurred primarily in connection with purchases of buildings and IT infrastructure equipment necessary to support Sunlands’ operations. Capital expenditures were RMB11.8 million (US$1.7 million) in the third quarter of 2019, compared with RMB10.3 million in the third quarter of 2018.

Financial Results for the First Nine Months of 2019

Net Revenues

In the first nine months of 2019, net revenues increased by 17.0% to RMB1,644.2 million (US$230.0 million) from RMB1,405.2 million in the first nine months of 2018.

Cost of Revenues

Cost of revenues increased by 17.1% to RMB294.8 million (US$41.2 million) in the first nine months of 2019 from RMB251.9 million in the first nine months of 2018.

Gross Profit

Gross profit increased by 17.0% to RMB1,349.4 million (US$188.8 million) from

RMB1,153.3 million in the first nine months of 2018.

Operating Expenses

In the first nine months of 2019, operating expenses were RMB1,658.3 million (US$232.0 million), representing a 15.9% decrease from RMB1,972.9 million in the first nine months of 2018.

Sales and marketing expenses decreased by 18.9% to RMB1,316.2 million (US$184.1 million) in the first nine months of 2019 from RMB1,622.7 million in the first nine months of 2018.

General and administrative expenses decreased by 12.1% to RMB264.7 million (US$37.0 million) in the first nine months of 2019 from RMB301.1 million in the first nine months of 2018.

Product development expenses increased by 57.8% to RMB77.4 million (US$10.8 million) in the first nine months of 2019 from RMB49.1 million in the first nine months of 2018.

Net Loss

Net loss for the first nine months of 2019 was RMB255.6 million (US$35.8 million), compared with RMB743.3 million in the first nine months of 2018.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB37.36 (US$ 5.23) in the first nine months of 2019, compared with RMB121.93 in the first nine months of 2018.

Capital Expenditures

Capital expenditures were incurred primarily in connection with purchases of buildings and IT infrastructure equipment necessary to support Sunlands’ operations. Capital expenditures were RMB15.1 million (US$2.1 million) in the first nine months of 2019, compared with RMB255.3 million in the first nine months of 2018.

Outlook

For the fourth quarter of 2019, Sunlands currently expects net revenues to be between RMB520.0 million to RMB540.0 million, which would represent a decrease of 5.1% to 8.6% year-over-year .

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.1477 to US$1.00, the effective noon buying rate for September 30, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2019, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 7:30 AM U.S. Eastern Time, (8:30 PM Beijing/Hong Kong time) on November 22, 2019, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	+1-412-902-4272
US toll free:	+1-888-346-8982
Canada toll free:	+1-855-669-9657
Mainland China toll free:	400-120-1203
Hong Kong toll free:	800-905-945
Hong Kong:	+852-3018-4992

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for “Sunlands Technology Group.” Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands’ website at http://www.sunlands.investorroom.com/.

A replay of the conference call will be available 1 hour after the end of the conference call until November 30, 2019.

International:	+1-412-317-0088
US toll free:	+1-877-344-7529
Canada toll free:	855-669-9658
Replay access code:	10134317

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings and EBITDA, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net loss excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings and EBITDA have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S.

Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Yingying Liu

IR Director

Tel: +86 182 5691 2232

Email: ir@sunlands.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: sunlands@tpg-ir.com

Ross Warner

Tel: +86-10-6508-0677

Email: sunlands@tpg-ir.com

SOURCE: Sunlands Technology Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2018	2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,248,810	1,569,352	219,560
Short-term investments	1,028,564	208,813	29,214
Prepaid expenses and other current assets	124,908	153,862	21,528
Deferred costs, current	180,657	235,619	32,964
Total current assets	2,582,939	2,167,646	303,266
Non-current assets
Property and equipment, net	559,511	541,515	75,761
Intangible assets, net	1,369	815	114
Right-of-use assets	-	628,927	87,990
Deferred costs, non-current	146,610	174,470	24,409
Long-term investments	30,009	34,077	4,768
Other non-current assets	418,700	450,034	62,962
Total non-current assets	1,156,199	1,829,838	256,004
TOTAL ASSETS	3,739,138	3,997,484	559,270

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to
Sunlands Technology Group of RMB241,204 and RMB214,412 as of
December 31, 2018 and September 30, 2019, respectively)	455,284	365,128	51,083
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB1,765,085 and
RMB1,491,300 as of December 31, 2018 and September 30, 2019, respectively)	1,765,085	1,743,858	243,975
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to Sunlands Technology Group of nil and
RMB22,396 as of December 31, 2018 and September 30, 2019, respectively)	-	48,122	6,733
Payables to acquire buildings (including payables to acquire buildings of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil
as of December 31, 2018, and September 30, 2019, respectively)	61,540	61,540	8,610
Long-term debt, current (including long-term debt, current of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December
31, 2018 and September 30, 2019, respectively)	32,500	32,500	4,547
Total current liabilities	2,314,409	2,251,148	314,948

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2018	2019
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB1,520,940 and RMB1,253,877 as of December 31, 2018 and September 30,
2019, respectively)	1,520,940	1,470,706	205,759
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of nil and RMB372,843 as of December 31, 2018 and September 30,
2019, respectively)	-	626,207	87,610
Other non-current liabilities (including other non-current liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB135 and RMB135 as of
December 31, 2018 and September 30, 2019, respectively)	17,147	12,591	1,762
Long-term debt, non-current (including long-term debt, non-current of the consolidated
VIEs without recourse to Sunlands Technology Group of nil and nil as of
December 31, 2018 and September 30, 2019, respectively)	225,625	201,250	28,156
Total non-current liabilities	1,763,712	2,310,754	323,287
TOTAL LIABILITIES	4,078,121	4,561,902	638,235

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 1,818,383 and 1,818,383 shares issued as of December 31, 2018 and September 30, 2019, respectively; 1,773,301 and 1,724,717 shares
outstanding as of December 31, 2018 and September 30, 2019, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2018 and September 30, 2019, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,265,286 and 4,265,286 shares issued and outstanding
as of December 31, 2018 and September 30, 2019, respectively)	1	1	-
Treasury stock	-	-	-
Additional paid-in capital	2,391,822	2,364,829	330,852
Accumulated deficit	(2,849,770)	(3,105,124)	(434,423)
Accumulated other comprehensive income	118,827	176,013	24,625
Total Sunlands Technology Group shareholders’ deficit	(339,119)	(564,280)	(78,946)
Noncontrolling interest	136	(138)	(19)
TOTAL SHAREHOLDERS’ DEFICIT	(338,983)	(564,418)	(78,965)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	3,739,138	3,997,484	559,270

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2018	2019
	RMB	RMB	US$
Net revenues	517,015	527,275	73,768
Cost of revenues	(92,653)	(113,654)	(15,901)
Gross profit	424,362	413,621	57,867

Operating expenses
Sales and marketing expenses	(542,032)	(429,183)	(60,045)
Product development expenses	(23,173)	(26,420)	(3,696)
General and administrative expenses	(131,133)	(91,320)	(12,776)
Total operating expenses	(696,338)	(546,923)	(76,517)
Loss from operations	(271,976)	(133,302)	(18,650)
Interest income	23,644	2,019	282
Interest expense	-	(3,562)	(498)
Other income, net	22,370	5,107	714
Loss before income tax expenses	(225,962)	(129,738)	(18,152)
Income tax expenses	-	-	-
Loss from equity method investments	(301)	(75)	(10)
Net loss	(226,263)	(129,813)	(18,162)

Less: Net loss attributable to noncontrolling interest	(482)	(192)	(27)

Net loss attributable to Sunlands Technology Group	(225,781)	(129,621)	(18,135)
Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(32.68)	(19.00)	(2.66)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	6,908,868	6,820,752	6,820,752

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	For the Three Months Ended September 30,
	2018	2019
	RMB	RMB	US$
Net loss	(226,263)	(129,813)	(18,162)
Other comprehensive income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	58,340	59,723	8,356
Total comprehensive loss	(167,923)	(70,090)	(9,806)
Less: comprehensive loss attributable to noncontrolling
interest	(482)	(192)	(27)
Comprehensive loss attributable to Sunlands Technology
Group	(167,441)	(69,898)	(9,779)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended September 30,
	2018	2019
	RMB	RMB
Net revenues	517,015	527,275
Less: other revenues	(1,872)	(2,730)
Add: tax and surcharges	17,949	34,907
Add: ending deferred revenue	3,116,225	3,214,564
Add: ending refund liability	-	75,046
Less: beginning deferred revenue	(2,893,506)	(3,227,949)
Less: beginning refund liability	-	(7,522)
Gross billings (non-GAAP)	755,811	613,591

Net loss	(226,263)	(129,813)
Add: income tax expenses	-	-
depreciation and amortization	6,493	9,442
interest expense	-	3,562
Less: interest income	(23,644)	(2,019)
EBITDA (non-GAAP)	(243,414)	(118,828)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2018	2019
	RMB	RMB	US$
Net revenues	1,405,186	1,644,180	230,029
Cost of revenues	(251,861)	(294,804)	(41,245)
Gross profit	1,153,325	1,349,376	188,784

Operating expenses
Sales and marketing expenses	(1,622,730)	(1,316,195)	(184,142)
Product development expenses	(49,066)	(77,422)	(10,832)
General and administrative expenses	(301,078)	(264,704)	(37,033)
Total operating expenses	(1,972,874)	(1,658,321)	(232,007)
Loss from operations	(819,549)	(308,945)	(43,223)
Interest income	46,934	50,963	7,130
Interest expense	-	(10,947)	(1,532)
Other income, net	30,911	14,386	2,013
Loss before income tax expenses	(741,704)	(254,543)	(35,612)
Income tax expenses	-	-	-
Loss from equity method investments	(1,578)	(1,085)	(152)
Net loss	(743,282)	(255,628)	(35,764)

Less: Net income/(loss) attributable to noncontrolling interest	73	(274)	(38)

Net loss attributable to Sunlands Technology Group	(743,355)	(255,354)	(35,726)
Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(121.93)	(37.36)	(5.23)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	6,096,576	6,835,118	6,835,118

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	For the Nine Months Ended September 30,
	2018	2019
	RMB	RMB	US$
Net loss	(743,282)	(255,628)	(35,764)
Other comprehensive income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	125,766	57,186	8,001
Total comprehensive loss	(617,516)	(198,442)	(27,763)
Less: comprehensive income/(loss) attributable to noncontrolling
interest	73	(274)	(38)
Comprehensive loss attributable to Sunlands Technology
Group	(617,589)	(198,168)	(27,725)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Nine Months Ended September 30,
	2018	2019
	RMB	RMB
Net revenues	1,405,186	1,644,180
Less: other revenues	(6,264)	(12,344)
Add: tax and surcharges	49,900	87,726
Add: ending deferred revenue	3,116,225	3,214,564
Add: ending refund liability	-	75,046
Less: beginning deferred revenue	(2,110,428)	(3,286,025)
Less: beginning refund liability	-	(6,625)
Gross billings (non-GAAP)	2,454,619	1,716,522

Net loss	(743,282)	(255,628)
Add: income tax expenses	-	-
depreciation and amortization	17,765	27,880
interest expense	-	10,947
Less: interest income	(46,934)	(50,963)
EBITDA (non-GAAP)	(772,451)	(267,764)